Filed pursuant to Rule 433
Registration File No. 333-144496
Supplementing the Preliminary
Prospectus Supplements dated
June 17, 2009 and the
Prospectus dated October 5, 2007

1615 Poydras Street · New Orleans, LA 70112	Financial Contact:	Media Contact:
	David P. Joint	William L. Collier
	(504) 582-4203	(504) 582-1750
McMoRan Exploration Co. Completes
Approximately $170 Million in Equity Financings,
Including Exercise of Over-allotment Option
NEW ORLEANS, LA, June 22, 2009 — McMoRan Exploration Co. (NYSE: MMR) announced today that it has completed approximately $170 million in equity financings, through the sale of 14.5 million shares of common stock at $5.75 per share and 86,250 shares of 8.00% convertible perpetual preferred stock at $1,000 per share. The amounts sold include 11,250 shares of 8.00% convertible perpetual preferred stock issued pursuant to the underwriters’ exercise of their over-allotment option in full. The underwriters have an option to purchase from McMoRan up to an additional 2.175 million common shares to cover over-allotments, if any.
     These offerings generated gross proceeds, before underwriting discounts and expenses, of approximately $170 million. McMoRan intends to use the net proceeds of approximately $162 million from these offerings for general corporate purposes, including capital expenditures.
     The 8.00% convertible perpetual preferred stock will be convertible into approximately 12.6 million shares of McMoRan common stock, equivalent to a conversion price of approximately $6.84 per share of common stock, reflecting a 19.0% conversion premium to the $5.75 per share price of the common stock offering. The conversion rate will be subject to anti-dilution adjustments in certain circumstances and the 8.00% convertible perpetual preferred stock may not be called for redemption by McMoRan prior to June 15, 2014, and thereafter may be called at McMoRan’s option if McMoRan’s common stock price exceeds 130% of the conversion price for 20 trading days within a period of 30 consecutive trading days. The first dividend date will be August 15, 2009.
     After giving effect to these offerings, McMoRan will have approximately 85 million shares of common stock outstanding and approximately 110 million after assuming conversion of McMoRan’s newly issued 8.00% convertible perpetual preferred stock and the outstanding 6 3/4% mandatory convertible preferred stock. Total debt as of March 31, 2009 totaled $375 million, including $75 million in convertible senior notes due in 2011 with a conversion price of $16.575 per share.
     The book-running manager for these offerings is J.P. Morgan. The co-managers for the common stock offering are Dahlman Rose & Company, LLC, BNP Paribas Securities Corp, Capital One SouthCoast, Inc., Howard Weil Incorporated, TD Securities (USA) LLC, ING Financial Markets LLC and Piper Jaffray & Co. The co-managers for the convertible perpetual preferred offering are Merrill Lynch, Pierce, Fenner & Smith Incorporated and Dahlman Rose & Company, LLC.
     The offerings were made under McMoRan’s existing shelf registration statement filed with the Securities and Exchange Commission on October 5, 2007. This press release is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the shares of preferred or common stock described in this press release will be made exclusively by means of a prospectus and prospectus supplement.

     Copies of the prospectus supplements and accompanying base prospectus relating to these offerings may be obtained by contacting J.P. Morgan Securities Inc., 4 Chase Metrotech Center, C S Level, Brooklyn, New York 11245. Copies of the prospectus supplements and accompanying base prospectus will also be available on the Securities and Exchange Commission’s website at www.sec.gov.
     McMoRan Exploration Co. is an independent public company engaged in the exploration, development and production of oil and natural gas offshore in the Gulf of Mexico and onshore in the Gulf Coast area. Additional information about McMoRan is available on its internet website “www.mcmoran.com”.
     McMoRan has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents McMoRan has filed with the SEC for more complete information about McMoRan and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities Inc. toll-free at 1-800-576-3529.
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